Exhibit (a)(5)(E)
IN THE SUPERIOR COURT OF THE STATE OF WASHINGTON
IN AND FOR THE COUNTY OF SNOHOMISH

STEPHEN BAGGE, individually and on behalf of all others similarly situated,	NO 10 2 09045 1

Plaintiff,	CLASS ACTION COMPLAINT

vs.

RUEDIGER NAUMANN-ETIENNE, RONALD ANDREWS, W. ROBERT BERG, DAVE MARVER, TIMOTHY C. MICKELSON, CHRISTOPHER J. DAVIS, CARDIAC SCIENCE CORPORATION, OPTO CIRCUITS LIMITED and JOLT ACQUISITION COMPANY,

Defendants.
PLAINTIFF’S CLASS ACTION COMPLAINT
          Plaintiff, Stephen Bagge, by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:
SUMMARY OF THE ACTION
     1. Plaintiff seeks injunctive and other equitable relief concerning a proposed tender offer (the “Tender Offer”) and merger (the “Merger,” and together with the Tender Offer, the

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“Proposed Acquisition”) contemplated in an October 11, 2010 agreement and plan of merger by and among Cardiac Science Corporation (“Cardiac” or the “Company”), Opto Circuits Limited (“Opto”) and Jolt Acquisition Company (the “Merger Sub”).
     2. Pursuant to the terms of the Merger Agreement, Cardiac shareholders will be asked to tender their shares to Merger Sub in the Tender Offer in exchange for $2.30 per share in cash in a deal worth an estimated $55 million. The Merger Agreement contemplates that Cardiac will be merged with and into Merger Sub upon closing of the Tender Offer.
     3. The Tender Offer is conditioned upon the tender and payment for a) 50% plus one share of the total number of outstanding shares of Company common stock on a fully diluted basis, or b) at least 60% of the issued and outstanding shares of common stock (the greater of which is termed the “Minimum Tender Condition”).
     4. The Merger Agreement further contains a “Top-Up Option” that permits Opto to purchase from the Company, at a price per share equal to the Offer Price, the number of newly issued shares of Cardiac common stock such that, upon conclusion of the Tender Offer, Opto will own one share more than 90% of the Company’s outstanding common stock.
     5. As contemplated in the Merger Agreement, if Merger Sub holds 90% or more of the outstanding shares “following the Offer and any subsequent offering period,” it may affect the Merger as a short-form merger without a meeting of Company shareholders in accordance with Section 253 of the DGCL. In the event Merger Sub does not hold 90% of outstanding shares, Cardiac may hold a special stockholders’ meeting to obtain stockholder approval of the Merger.
     6. Thus, the Top-Up Option ensures that Opto, through the Merger Sub, will be able to unilaterally effect a merger by and between Cardiac and Merger Sub upon closing of the Tender Offer. The effect of this self-interested, unilateral action will be to cash out the Company’s common shareholders at the unfairly low price of $2.30 per share.
     7. The proposed Acquisition is unlawfully coercive, Cardiac’s directors have

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breached their fiduciary duties, and the Top-Up Option is invalid under DGCL and Delaware law.
PARTIES
     8. Plaintiff is an adult individual who resides in the Commonwealth of Massachusetts. The Plaintiff is, and at all times relevant hereto has been, a Cardiac shareholder.
     9. Defendant Cardiac Science Corporation is a Delaware corporation whose principal executive offices are located at 3303 Monte Villa Parkway, Bothell, Washington 98021. Cardiac develops, manufactures, and markets diagnostic and therapeutic cardiology devices and systems in North America, Europe, and Asia. The Company also offers cardiac monitoring related products and supplies. Cardiac sells its products through its sales force, independent distributors, direct sales representatives, and third party distributors under the Burdick, Quinton, and Powerheart brand names. Cardiac’s common stock is publicly traded on NASDAQ under the symbol “CSCX.”
     10. Defendant Opto Circuits Limited is an Indian MNC in the business of design, development, manufacture and marketing of healthcare equipment and interventional products. Its product line includes pulse oximeters, patient monitoring systems, sensors, digital thermometers, anesthesia and respiratory care equipment, stents, catheters and other innovative products. Some of the well-known brands marketed by Opto Circuits are Criticare, Mediaid, Unetixs and Eurocor. It is presently a Group of 14 companies headquartered in Bengaluru, Karnataka, India. Its key markets are the US, Europe and South East Asia.
     11. Defendant Jolt Acquisition Company is a Delaware corporation and a direct, wholly-owned subsidiary of Opto.
     12. Individual Defendant Ruediger Naumann-Etienne, Ph.D. (“Naumann-Etienne”) currently serves as Chairman of the Board. Prior to becoming Chairman in October 2006, Dr. Naumann-Etienne served as Vice-Chairman of the Board of Cardiac Science since September

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2005. From April 2000 to August 2005, he served as Chairman of the Board of Quinton Cardiology Systems (“Quinton”), where he also served as Chief Executive Officer from November 2000 to August 2003. During this time, he served on the Quinton board with co-defendant W. Robert Berg.
     13. Individual Defendant Ted G. Wood (“Wood”) has served as a director since August 2003 and as Lead Independent Director since May 2007. He was the Non-Executive Chairman from May 2004 until May 2007. He is also chair of the Board’s Nominating and Corporate Governance Committee.
     14. Individual Defendant Ronald Andrews (“Andrews”) has been a member of the board and Audit Committee member since 2009.
     15. Individual Defendant W. Robert Berg (“Berg”) has served as a director since September 2005. From July 2002 to August 2005, he served as a director of Quinton Cardiology Systems along with co-defendant Naumann-Etienne.
     16. Individual Defendant Christopher J. Davis (“Davis”) has been a director since November 2008.
     17. Individual Defendant Dave Marver (“Marver”) has served as the Chief Executive Officer and as a director since March 31, 2009. Marver previously served as the Chief Operating Officer from October 2008 until his promotion to Chief Executive Officer.
     18. Individual Defendant Timothy C. Mickelson, Ph. D. (“Mickelson”) has served as a director since November 2006.
     19. The Individual Defendants are, and at all times relevant hereto have been, directors of Cardiac.
     20. The Defendants named in paragraphs 12-18 are referred to herein as “Individual Defendants” or “Director Defendants.”
     21. By reason of their positions as officers and/or directors of the Company, the Individual Defendants named above are in a fiduciary relationship with Plaintiff and the other

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public shareholders of Cardiac and owe them the highest duties of good faith, loyalty and due care, as set forth in further detail herein.
JURISDICTION AND VENUE
     22. This Court has jurisdiction over this action because Cardiac is a Washington Corporation with its principal place of business located at 3303 Monte Villa Parkway, Bothell, Washington 98021 and therefore is a citizen of Washington.
     23. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
SUBSTANTIVE ALLEGATIONS
     24. On October 19, 2010, Cardiac and Opto jointly issued a press release announcing that directors of both companies had unanimously approved the Proposed Acquisition, which will take the form of an all-cash tender offer by a wholly-owned subsidiary of Opto, followed by a second-step merger. The press release provides, in relevant part:
Bangalore, Karnataka, India | Bothell, Washington, USA — October 19, 2010
Opto Circuits (India) Limited [BSE Code: 532391; NSE: OPTOCIRCUI], India’s leading developer and manufacturer of patient monitoring systems and interventional products, and Cardiac Science Corporation [NASDAQ: CSCX] today entered into a definitive merger agreement under which Opto Circuits has agreed to acquire all of the outstanding shares of Cardiac Science common stock for $2.30 USD per share.
“We are delighted to expand our presence in noninvasive diagnostic monitoring through this acquisition and are excited to enter the high-growth automated external defibrillation market,” said Vinod Ramnani, Opto Circuits chairman and managing director. “Cardiac Science has a strong reputation for innovative, high-quality products and services. This transaction is expected to open many new global markets for Cardiac Science’s products and will greatly enhance Opto Circuits’ product offering and presence in the United States.”
“We believe this transaction provides excellent value to our shareholders and expanded opportunity for our customers, employees, and partners,” said Dave Marver, Cardiac Science president and chief executive officer. “Our business will benefit greatly from Opto Circuits’ financial resources, operational capabilities, and global scale.”
About the Transaction

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The boards of directors of both companies have unanimously approved the transaction, which will take the form of an all-cash tender offer by a wholly-owned subsidiary of Opto Circuits, followed by a second-step merger. The closing of the tender offer by Opto Circuits, which is expected to be commenced within 10 business days, is subject to customary conditions, including that shares representing at least sixty percent (60%) of Cardiac Science’s outstanding shares of common stock are validly tendered into the offer. As a result of the second-step merger, any  shares that have not been validly tendered into the offer will be converted into the right to receive cash equal to the offer price of $2.30 per share. The subsequent closing of the merger may be subject to obtaining stockholder approval of the merger agreement if Opto Circuits does not acquire a sufficient number of  shares to effect a short-form merger. If such approval is needed, Cardiac Science will call a special meeting of its stockholders. If a stockholder meeting is required to approve the merger, Opto Circuits has agreed to vote (or cause its acquisition subsidiary to vote) all shares of Cardiac Science it owns in favor of the merger. The companies are targeting a late fourth quarter 2010 closing of the merger, assuming satisfaction of closing conditions and successful execution of the tender offer process.
Upon completion of the merger, Cardiac Science will become a wholly-owned subsidiary of Opto Circuits. Opto Circuits will fund the acquisition with its cash and credit lines.
     25. Pursuant to the Merger Agreement, Opto has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company for $2.30 per share, representing a woefully inadequate 10% premium over the stock’s closing price on October 18, 2010. The Merger Agreement provides that the Offer will commence no later than 10 business days after the date of the Merger Agreement, and will remain open for at least 20 business days, subject to Opto’s and Cardiac’s respective rights to extend the Offer in the event that the conditions to the Offer are not met at the then-proposed expiration date.
     26. The Company’s financial performance, analyst expectations, continued introduction of new products and recent resolution of a prior FDA regulatory issue establish the Company as one on the rise and the Opto offer price as inadequate.
     27. As recently as August, 2010 Cardiac traded as high as $2.48 per share, above the $2.30 tender offer.
     28. Additionally, at least one analyst has set target price of $6.00 per share for the

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Company.
     29. Jim Van Meerten, an advisor to Marketocracy Capital Management, likened the Company to a “price momentum play” in the article 3 Small-Caps on a Roll, dated August 3, 2010:
“The stock hit 10 new highs in the last 20 sessions including 4 of the most recent 5 sessions. In the last month the stock has appreciated 104.71%. Barchart gives it a 100% short term technical buy and a Trend Spotter (tm) buy signal. It traded recently at 2.07 with a 50 day moving average at 1.24.
Wall Street analysts project sales will increase 11.70% but the earnings per share increases are estimated to be 67.70% this year, 54.20% next year and maintain a 5 year annual compounded EPS growth rate of 15.00%
Investors also have found this stock and on Motley Fool CAPS members think the stock will outperform the market with a vote of 49 to 6 with the All Stars in agreement 17 to 2.”
     30. President and CEO Dave Marver lauded the Company’s growth and positioning within its industry in the most recent Dave’s Corner, issued October 19, 2010: “[w]e have improved the company significantly over the past couple of years. In addition to launching several exciting new products, we have strengthened our operations and significantly enhanced our quality systems.”
     31. Additionally, in July 2010, the Company resolved all pending issues regarding an FDA recall of Company produced AED’s. The press release dated July 19, 2010 stated in pertinent part:
“Today brought some welcome news.
We’ve been working constructively with the FDA over the past several months to resolve the Agency’s concerns about our recall announced November 2009. Today, we announced we have modified that recall in a way the FDA views as appropriate
[...]

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Without question, the resolution of this matter is very good news for the company. We are helped by this development in a number of ways:
•	It has helped us secure a larger credit line from Silicon Valley Bank;

•	It strengthens current and emerging distribution relationships; and

•	It renews confidence in our long-term viability among all stakeholders, including employees, suppliers, investors, and customers.
[...]
     I’m pleased to have resolved this matter with the FDA in such a way that we are now aligned. Both the company and the FDA are communicating similar guidance to users, eliminating any angst or confusion among our customer base. Ultimately, public health benefits when people have confidence in AED therapy.”
     32. In July Q2 earnings Marver had more positive news to share with investors over what the Company has been “doing over the past few months to move our business forward...,” including:
     “On July 1st, there was a reimbursement change that promises to make a future product launch more compelling.
[...]
     On July 13th, we announced the introduction of a new product called CareCenter MD, a PC-based diagnostic workstation that supports both ECG and stress testing. While we’re the market leader in traditional freestanding ECG and stress testing, this is our first truly exciting product in PC-based diagnostics. We’ve already received several orders and the product will begin shipping tomorrow.
[...]
     On July 22nd, we announced an exciting partnership with Best Buy For Business... The Cardiac Science partnership is Best Buy’s first in the healthcare field, and we’re proud to announce this breakthrough affiliation.
[...]
     On July 27th, we announced the introduction of the new Quinton 9500 Series stress test system... We’ve talked about bringing new energy and spark to the Cardiac Monitoring category and this product is a great example of that initiative.
[...]
     On July 29th, we have signed an agreement with a new Japanese distributor.

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Our previous partnership expired June 15th and we have found a terrific new partner to help us restore our leading franchise in Japan. It’s a 10-year agreement and we expect to launch our first product together, a co-branded AED, in the first half of 2011.
[...]
     These achievements add to the initiatives already underway for the past year to improve the company’s operational performance, including enhanced R&D productivity, improved quality systems, updated IT systems and new marketing capabilities. We continue to move the business forward and are pleased to return focus to these advancements and to what we believe is a bright future for Cardiac Science. (Emphasis added.)
     33. The Company’s financial performance supports these expectations; “[w]e were pleased that fourth quarter revenue was stronger than our guidance and we surpassed our expectations in sales [...] This bodes well for our ability to drive revenue growth...” said Marver in February of 2010.
     34. Moreover, the Company’s March 10K added, “[w]e expect our cardiac monitoring revenues to grow in 2010 as a result of planned new product introductions and as a result of improved marketing and demand generation capabilities which we put into place in 2009. We expect continued growth after 2010, as we continue to develop and introduce new products, either internally or in partnership with third parties.”
     35. In light of the above, the Company has failed to provide any substantive basis for selling out for what it claims to be a 10% premium to the October 18, 2010 closing price. Defendant Marver stated in a recent blog posting to employees, “[h]aving thoroughly explored strategic alternatives over the past several months, our Board of Directors decided to accept the offer from Opto Circuits. The Board believes the transaction provides excellent value to shareholders and has unanimously approved the transaction. On the other hand, in a Company FAQ, filed with the SEC on Form 14D-9, in response to the basic question as to whether another deal was available to the Company, the Company could only muster the following, “t]he Board of Directors evaluated a number of strategic alternatives, including selling certain assets of the company. In the end, our Board determined that the transaction with Opto Circuits provided the best value for shareholders.”

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     36. The Company further noted that while it is unknown what will happen with respect to employee retention, senior leadership would likely remain intact.
     37. Moreover, in the press release, both companies expressly acknowledged that the Proposed Acquisition is calculated to benefit Opto. Specifically, the press release provides, in pertinent part, as follows:
“We are delighted to expand our presence in noninvasive diagnostic monitoring through this acquisition and are excited to enter the high-growth automated external defibrillation market [ ...] This transaction ... will greatly enhance Opto Circuits’ product offering and presence in the United States.”
     38. Thus, it is clear that, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by Opto, Cardiac Science and the Merger Sub.
     39. As such, the Proposed Acquisition will allow Opto to purchase Cardiac at an unfairly low price while availing itself of Cardiac’s significant value and upside or long-term potential.
     The Unfair Top-Up Option
     40. The Merger Agreement contemplates that only a fraction, or even none, of Cardiac’s common shareholders will tender their shares in the Tender Offer. Accordingly, the Merger Agreement contains numerous provisions that permit the Buyers to acquire Cardiac regardless of whether a majority of the Company’s shareholders support the deal or not.
     41. For example, Section 2.1 of the Merger Agreement (“Section 2.1”) provides that the Tender Offer is conditioned upon satisfaction of the Minimum Tender Condition, i.e., the greater of (i) at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis (which assumes conversion or exercise of all outstanding Options, or any other rights, options or warrants to acquire Common Stock or (ii) at least sixty percent (60%) of the issued and outstanding shares of Common Stock. However, the Minimum Tender

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Condition is waivable. Section 2.1 provides that Merger Sub may waive the Minimum Condition with the prior written consent of the Company.
     42. Next, Section 2.2 of the Merger Agreement (“Section 2.2”) provides for a Top-Up Option as follows:
(a) The Company grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and conditions set forth in this Section 2.2, to purchase from the Company, at a price per share equal to the Offer Price, the number of newly-issued shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than ninety percent (90%) of the number of shares of Common Stock issued and outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of shares of Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option with respect to any RSUs then outstanding or any In-the-Money Options. The obligation of the Company to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable Law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.
     43. Given the Company’s 65 million authorized shares relative to the approximately 23 million issued and outstanding shares on a fully diluted basis, Merger Sub’s exercise of the Top-Up Option virtually ensures that Opto will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer and that the transaction will be consummated via short-form merger, without the benefit of any shareholder vote and squeeze out the Company’s common stockholders for the entirely unfair price of $2.30 per share.
     44. Thus, rather than base their decision whether to tender on the financial merits of the transaction, Cardiac’s public stockholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.
     45. Moreover, Opto does not even have to pay Cardiac for the shares issued

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pursuant to the Top-Up Option. Pursuant to Section 2.2 (b), the Top-Up consideration may be paid by issuance of a promissory note by Parent having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares.
     46. The appraisal rights of shareholders are likewise impacted by the Top-Up Option. Section 4.3 of the Merger Agreement contemplates that Company stockholders who do not tender their shares in the Tender Offer (in exchange for $2.30 per share) and who own shares as of the Effective Time may seek appraisal of their shares in accordance with 8 Del. C. § 262 (“Section 262”).
     47. Yet the massive issuance of Top-Up shares threaten a substantial reduction in the fair value determination of shares of Cardiac common stock for which appraisal is sought pursuant to Section 262.
     48. At the time that Company stockholders will be asked to either tender their shares in the Tender Offer or determine to pursue an appraisal remedy they will not have information necessary to assess the Option’s potential impact, including: (i) whether any and how many Top-Up Shares will be issued after the close of the Tender Offer or (ii) the impact of the Top-Up Shares on the value of their shares in an appraisal action. Such lack of knowledge compels the Company’s common stockholders to tender their shares in the Tender Offer rather than consider exercising their legal right to seek an appraisal of their stock. Thus, the issuance of millions of Top-Up Shares could substantially reduce the fair value of the stockholders’ shares.
     Preclusive Deal Protection Devices
     49. The Merger Agreement contains certain provisions that unduly benefit Opto by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires Cardiac to pay Opto $1,000,000.00 plus up to $300,000.00 in expenses if the Merger Agreement is terminated under certain circumstances.
     50. The termination fee payable under this provision will make the Company that

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much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Cardiac’s shareholders.
     51. The Merger Agreement also contains a “no shop” provision that restricts Cardiac from considering alternative acquisition proposals by, inter alia, constraining Cardiac’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits Cardiac from soliciting any alternative proposal, but permits the Board to consider an unsolicited bona fide written Acquisition Proposal only if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement. However, even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors and outside counsel that such a proposal is reasonably likely to be consummated in accordance with its terms taking into account all legal, financial and regulatory aspects of the Proposed Acquisition. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.
     52. The Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Opto information in order to match any other offer, thus providing Opto access to the unsolicited bidder’s financial information and giving Opto the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Opto.
     53. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by Opto, Cardiac and the Merger Sub.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     54. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the

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corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the Company’s shareholders, including the duty to obtain maximum value under the circumstances.
     55. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Cardiac, including their duties of loyalty and due care. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and Class members will not receive adequate or fair value for their Cardiac common stock in the Proposed Acquisition.
CLASS ACTION ALLEGATIONS
     56. Plaintiff brings this action pursuant to Washington Superior Court Civil Rule (“CR”) 23 as a class action, individually and on behalf of all holders of Cardiac common stock who are being and will be harmed by the Individual Defendants’ actions; described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.
     57. This action is properly maintainable as a class action because, inter alia:
          (a) The Class is so numerous that joinder of all members is impracticable. Cardiac’s stock is publicly traded on the NASDAQ and there are approximately 23,820,000 shares outstanding. Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;
          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether Opto, Merger Sub and/or Cardiac aided and abetted the Individual Defendants’

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breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;
          (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;
          (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and
          (e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
FIRST COUNT
Breach of Fiduciary Duty against the Individual Defendants
     58. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.
     59. The Individual Defendants have violated their fiduciary duties owed to Cardiac’s common stockholders by agreeing to and/or approving the Merger Agreement, Tender Offer, Top-Up Option, and Merger.
     60. The Individual Defendants breached their fiduciary duty by approving the invalid Top-Up Option.
     61. Unless enjoined by this Court, the Individual Defendants will continue to breach

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their fiduciary duties owed to Plaintiff and the other members of the Class. Opto and Merger Sub, after they become Cardiac’s controlling stockholders upon close of the Tender Offer, will breach their fiduciary duties by exercising the Top-Up Option and effecting a short-form merger.
     62. Plaintiff and the members of the Class have no adequate remedy at law.
SECOND COUNT
Aiding and Abetting the Board’s Breaches of Fiduciary Duty
against Defendants Cardiac, Opto and Merger Sub
     63. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.
     64. Opto, Cardiac and Merger Sub are aware that the Individual Defendants owed fiduciary duties to Plaintiff and the Class, but knowingly participated in the breach of those duties by entering into the Merger Agreement, and by structuring the Tender Offer, Top-Up Option, and Merger in a coercive way. Opto, Cardiac and Merger Sub are sophisticated parties with experienced advisors, yet knowingly demanded and/or negotiated the unreasonable features of the Top-Up Option. Through participation in these measures, these defendants knowingly helped the Individual Defendants to breach their fiduciary duties
     65. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     66. Plaintiff and the members of the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:
     A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;
     B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and

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unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;
     C. Enjoining consummation of the Tender Offer, Top-Up Option, and Merger;
     D. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;
     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Cardiac’s shareholders;
     F. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.
     DATED this 27th day of October, 2010.

BRESKIN JOHNSON & TOWNSEND PLLC
By	/s/ Annette M. Messitt
Roger M. Townsend, WSBA No. 25525 Annette M. Messitt, WSBA No.33023

BRODSKY & SMITH, LLC Evan J. Smith Marc L. Ackerman Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 (610) 667-6200 (610) 667-9029 (fax) Attorneys for Plaintiffs

COMPLAINT — 17	BRESKIN | JOHNSON | TOWNSEND pllc 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660